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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of December 2003
                                  News Release

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                                       Form 20-F         40-F   X
                                                 -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                       Yes:              No:   X
                                            -----            -----


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                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:  ID Biomedical Corporation
           Dean Linden
           Manager, Corporate Communications
           (604) 431-9314

           www.idbiomedical.com

For Immediate Release

            ID BIOMEDICAL ANNOUNCES ADDITIONAL CONTRACT RELATED TO A
                             SUBUNIT PLAGUE VACCINE

VANCOUVER, BC - DECEMBER 3, 2003 - ID Biomedical today announced that it has received additional funding from Dynport Vaccine Company LLC ("DVC"), relating to the development of a second-generation, subunit plague vaccine. The additional contract and amendments to the first contract will provide ID Biomedical with approximately U.S. $4.5 million for further process development and manufacturing activities related to producing a subunit recombinant plague antigen under current Good Manufacturing Practices. This second contract brings DVC's approximate total funding commitment to ID Biomedical to up to U.S. $10.6 million for this program.

The Plague, also known as "the Black Death," is caused by Yersinia pestis bacteria. In past centuries, there have been over 150 recorded epidemics and pandemics of The Plague, including a pandemic that killed about one-third of the population of Europe and England. Plague pneumonia is highly contagious because large numbers of plague bacteria can rapidly spread person-to-person through coughing and initial symptoms are similar to the flu. There is no licensed vaccine against the pneumonic form of plague. The injected formalin-killed whole cell vaccine made many years ago does not protect against inhaled exposure to the plague bacteria and has been withdrawn from the market.

ID Biomedical and DVC have also agreed to team together to pursue funding for the development and large scale manufacturing of injectable plague vaccines from sources outside the U.S. Department of Defense. The U.S. DOD is the primary sponsor of DVC's vaccine development efforts to date.


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ABOUT DVC

DYNPORT VACCINE COMPANY LLC (DVC), is a biopharmaceutical company dedicated to the development and licensure of safe and efficacious biodefense vaccines. Founded in 1997, DVC employs 135 professionals at its headquarters in Frederick, Md. For more information about DVC, visit the company's Web site at www.dynport.com.
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ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (i) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; ii) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; iii) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; iv) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; v) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT; vi) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS; AND (vii) THE COMPETITIVE ENVIRONMENT AND IMPACT
OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation


                                  By: /s/ Anthony Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: December 3, 2003